VIA EDGAR

December 9, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
Attn: Jay E. Ingram, Legal Branch Chief
100 F Street, N.E.
Washington D.C., 20549-4631

Re:          Thompson Designs, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed November 24, 2010
File No. 333-170155

Dear Mr. Ingram:

We write on behalf of Thompson Designs, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated December 7, 2010 by Jay E. Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, Office of Manufacturing and Construction, commenting on the Company’s Registration Statement on Form S-1/A filed November 24, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
We reissue comment one of our letter dated November 22, 2010.  Your disclosure indicates that you are a development stage company that has no (i) revenues, (ii) assets other than nominal cash, (iii) plans for financing your activities, (iv) agreements with customers and (v) employees other than Mr. Thompson.  Your business activities to date provide no assurance that you will be able to survive in the short or long term and your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419.  Please revise the registration statement accordingly.

Response:  In response to this comment, the Company continues to assert that it is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended.  As explained in detail in the Registration Statement and in the response to the Comments dated November 22, 2010, the purpose of the Company is to design, manufacture, and install custom property signage and the purpose of the Offering is to finance certain specific start-up expenditures for the Company’s signage business.  The Company has no plans or intentions to merge with any other entity.  As you are aware, Rule 419 contemplates the deposit in escrow of offering proceeds pending the registrant’s future acquisition of another company or business.  The Company, however, has no plans to acquire any other business and no intention of using investor funds or any other resources for that purpose.  Instead, it plans to conduct the business disclosed in detail in the registration statement and plans to use the funding from the Offering in furtherance of that business.

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Office of Manufacturing and Construction
Attn: Jay E. Ingram, Legal Branch Chief
December 9, 2010

Revision of the Registration Statement to fit the requirements of Rule 419 would:

(1)  Require the Company to falsely indicate to prospective investors that it intends to acquire some other business or company, which would cause it to directly violate Rule 10b-5; and

(2) Render the Registration Statement completely incoherent in light of the detailed business plan, risk factors, intended use of proceeds, and other information disclosed throughout.

Detailed risks related to the Company’s brief history and minimal current resources have been included in the Registration Statement.  The comment’s suggestion that the mere presence of such risks somehow renders the Company a “blank check” issuer is directly contrary to the plain text of Rule 419 and the guidance given by Securities Act Release No. 33-6932.  Indeed, the very purpose of the Offering is to begin to address these risks by securing additional financing for the Company’s signage business.

As discussed in more detail in the Response to the Comments dated November 22, 2010, a blank check company is defined by Rule 419 as a development stage company that “has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”  Plainly, the Company has a specific business plan and has given no indication that it intends to engage in a merger or acquisition with some other company.  Further, the Commission has given specific guidance that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  Securities Act Release No. 33-6932.

In addition, it bears noting that the Company has commenced its initial operations following its recent fiscal year end.  The Company has taken its first customer order and has purchased certain materials and equipment needed for the construction of its signage products.  To give further detail in this regard, the following text has been added in the Management Discussion and Analysis of Financial Condition and Results of Operations section on Page 27:

“During the first quarter of our fiscal year beginning October 1, 2010, we have spent approximately $1,660.00 toward the purchase of materials and equipment necessary for the construction of our signage products.  The equipment purchased consisted primarily of tools and light machinery needed for construction of our signs.  The materials purchased consisted of several billets of foam to be used in the construction of our signs and other ancillary supplies.  We have taken our first customer order and expect the product to be delivered in January of 2011.  Thus, we expect to generate our first revenues early in the second quarter of our current fiscal year.”

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Office of Manufacturing and Construction
Attn: Jay E. Ingram, Legal Branch Chief
December 9, 2010

Exhibit 5.1

2.
Refer to comment 12 of our letter dated November 22, 2010.  As noted previously, counsel must consent to being named in the registration statement under “Interests of Named Experts and Counsel.”  Please revise to include reference to that caption.

Response:  Exhibit 5.1 has been amended to include counsel’s consent to be named in the Registration Statement under the “Interests of Named Experts and Counsel” section.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 384-5563.

Sincerely,

BROWN, BROWN & PREMSRIRUT

/s/ Puoy Premsrirut
Puoy Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)